UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2010

COMMISSION FILE NUBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Resolution on Purchase of Investment Securities(Voluntary Disclosure)
     On May 26, 2010, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to purchase investment securities, as follows:

1. Issuer of Investment Securities	-	Issuer: Packet One Networks (Malaysia) Sdn. Bhd.

	-	Representative Director: Puan Chan Cheong

	-	Paid-in-capital: Won 241,908,833,557

	-	Relationship with the Company: N/A

	-	Number of issued and outstanding shares: 3,800,360 shares

	-	Business: Telecommunications in Malaysia

2. Details of Investment	-	Number of shares: 979,474 shares

	-	Purchase Price: Up to Won 125,330,000,000

	-	Paid-in-capital of the Company: Won 11,241,388,522,000

	-	Ratio to paid-in-capital: 1.11%

	-	Conglomerate under the Korean Antitrust and Fair Trade Act: Yes

3. Total number of shares owned and percentage after investment	- -	Number of shares: 979,474 shares Percentage of ownership: 25.77%

4. Method of Investment	Cash investment

5. Purpose of Investment	Foundation establishment of wireless broadband business and global IPE(Industry Productivity Enhancement) business expansion

6. Expected date of closing	August 31, 2010

7. Date of Board resolution	-	May 26, 2010

	-	Outside Directors: 4 out of 5 in attendance

	-	Audit Committee Member: In attendance

11. Reporting required to Korea Fair Trade Commission	No

12. Other noteworthy matters	-	“Paid-in-Capital” and “Number of issued and outstanding shares” in “1. Issuer of Investment Securities” are pro forma for the proposed transaction but subject to change, depending on circumstances outside of SKT control. “Number of issues and outstanding shares” in “1.Issuer of Investment Securities” is shown on a fully diluted basis.

	-	“Purchase Price” in “2.Details of Investment” is subject to the overall funding budget, maximum amount of USD 100 million.

	-	“Number of Shares” in “2.Details of Investment”, “Number of shares” and “Percentage of ownership” in “3.Total number of shares owned and percentage after investment”, and “6. Expected date of closing” contain possibilities to be changed related to following circumstances.

	-	Regarding detailed items such as specific investment amount, conditions and terms and date of investment, power is vested in SK Telecom’s Representative Director.

	-	This resolution on purchase of investment securities is subject to DA(Definitive Agreement) signing, so investors should consider that matter above.
Summary of Financial Conditions of the Issuer (Unit: in millions of Won)

			Total
Financial			Shareholders’	Paid-in-
Year	Assets	Liabilities	Equity	capital	Revenue	Net income
2010	—	—	—	—	—	—
2009	210,924	157,008	53,916	116,579	54,183	-51,806
2008	107,363	42,875	64,488	75,345	20,057	-9,339

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name: Tae Jin Park
Title: Vice President

Date: May 31, 2010